EXHIBIT 99.8

NEWS RELEASE DATED FEBRUARY 3, 2010

T A S M A N   M E T A L S   L T D

Strategic Metals	Strategic Locations

News Release	3rd February 2010

TASMAN ACQUIRES THE PAST PRODUCING KORSNAS REE-PB MINE, FINLAND

Vancouver, Canada – Tasman Metals Ltd. (“Tasman” or the “Company”) (TSXV - TSM). Mr Mark Saxon, President & CEO, announces staking of the historic Korsnas rare earth element (REE) – lead (Pb) mine, located 350 km north of Helsinki in central western Finland (Figure 1).  Tasman has acquired a 100% interest in the former mine by staking the Korsnas 1-4 claim applications that total 268 hectares, and 6,652 hectares of surrounding claim reservations.  Applications for claims were submitted following a presentation to and discussion with local community leaders by Tasman’s personnel.

The Korsnas REE-Pb mine was operated as a mixed open pit and underground operation by Outokumpu Oy from 1959 and closed in 1972 due to falling Pb prices.  A REE concentrate was produced on site, proving the amenability of the ore for processing and providing an excellent basis for Tasman’s future metallurgical research.  The historic mine site has excellent infrastructure, lying only 1km from the Baltic coast with an excellent all weather road network and a skilled and well serviced local community.  Outokumpu Oy’s business focus at the time of mining was base metals and mining was therefore focused to maximize Pb, not REE grades and recoveries.

Korsnas was first identified in 1950 through the discovery of Pb sulphide-bearing glacial boulders.  In the 1950’s, the Geological Survey of Finland followed up the mineralized boulders with various geochemical and geophysical methods and diamond drilling which led to the discovery of the REE-Pb deposit in 1955.  Between 1959 and 1972, Outokumpu Oy produced a total of 0.87 million tonnes of ore at a grade of 3.6% Pb and 0.83% REE’s.  This production estimate is based on a report titled “Outokumpu Oy:n Korsnäsin ja Petolahden kaivosten vaiheita” by Reino Himmi in 1975.

REE-Pb mineralization occurs within a north-south trending skarn zone comprised of coarse-grained calcite, feldspar, diopside, apatite, galena, scapolite, fluorite and barite hosted by a regional mica gneiss.  The mined and drill defined ore body is approximately 20m thick, is known to trend over a strike length of greater than 300m, and extends from surface to a vertical depth of 175m.  Ore resources remaining at the conclusion of mining have not yet been determined.  It remains unknown to what extent mineralization continues along strike and at depth from the mined out areas.

Apatite, monazite and allanite are the principal REE minerals present at Korsnas, although the site is well known for numerous exotic rare earth element minerals.  Based on limited sampling of rare earth element bearing minerals by Papunen et al. 1986 (Suomen malmigeologia), Ce, La and Nd comprise 80 – 90 % of the REE’s present, the balance consisting principally of Pr and Sm (see Table 1 for a full list of rare earth elements).

In addition to the Korsnas mine site, gravity, seismic refraction surveys and diamond drilling have been conducted by the Geological Survey of Finland and Outokumpu Oy within the claim reservations held 100% by Tasman that lie south of Korsnas.  This work has indentified skarnified fault zones with the same mineralogy as Korsnas, plus numerous REE- and Pb- rich glacial boulders.

Tasman has access to all publically available exploration data and drill core from the Geological Survey of Finland and Outokumpu Oy.  This information is currently being compiled and verified, the detail of which will be released as it comes to hand.

Mr Saxon states, “With the addition of the Korsnas to its portfolio, Tasman is in the unique position of securing title to a former REE producing mine.  This is a key addition to Tasman’s REE project portfolio within Scandinavia, and will become a focus of exploration during the coming year.  The 13 year production history by Outokumpu provides a wealth of information and demonstrates that an REE concentrate can be produced from Korsnas ore.  With an exploration program focused on REE’s, the prospectivity, in combination with the infrastructure of the region, provides Tasman with excellent potential to quickly advance this exciting project.”

HEAD OFFICE: Suite 1305 – 1090 West Georgia Street Vancouver, BC V6E 3V7 CANADA	TSXV:TSM www.tasmanmetals.com info@tasmanmetals.com	EUROPEAN OFFICE: Kyrkgatan 41 BODEN 961 35 SWEDEN

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REE consumption is growing, being essential in the production of hybrid/electric cars, solar panels, wind turbines, compact fluorescent lighting, high-energy magnets, mobile phones and computers.  Tasman is well placed as the European Union is actively supporting policies to promote the domestic supply of REE’s to secure high-tech industry.

For general discussion and commentary on the rare metals, please visit www.raremetalblog.com.

On behalf of the Board, "Mark Saxon" Mark Saxon, President & CEO
Investor Information
www.tasmanmetals.com
1305 – 1090 West Georgia St., Vancouver, BC, V6E 3V7
Company Contact: Mariana Bermudez +1 (604) 685 9316
Investor Relation Consultants - Mining Interactive
Nick Nicolaas +1 (604) 657 4058
Email: info@tasmanmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward Looking Statements. This Company news release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events.  Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

 Korsnas

Finland
International boundary
Province (lääni) boundary
National capital
Province (lääni) capital
Railroad
Road
Helsinki is the capital of Uusimaa Lääni
0 50 100 Kilometers
0 50 100 Miles
NORWAY
Barents Sea
LAPPI
Kandalaksha
RUSSIA
OULU
Oulu
SWEDEN
Gulf of Bothnia
VAASA
Vaasa
Korsnas
KUOPIO
MIKKELI
TURKU JA PORI
HAME
KYMI
UUSIMAA
Helsinki
AHVENANMAA
ALAND ISLANDS
Baltic Sea
Gulf of Finland
ESTONIA
Lake Ladoga
St. Petersburg
Kemi
Tornio
Rovaniemi
Pietarsaari
Turku
Hanko

Figure 1: Location of the Korsnas project, Finland

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Figure 2: Aerial view of Korsnas REE-Pb mine and plant when operating. Site has now been rehabilitated, the tailings dam covered, and mining equipment removed.

		METAL	OXIDE	NAME	USAGE
		Sc		Scandium	X-ray tubes, catalysts for polymerisation, hardened Ni-Cr superalloys, dental porcelain.
		Zr	ZrO2	Zirconium	Zirconium is used as an alloying agent due to its high resistance to corrosion.
		Nb	Nb2O3	Niobium	Niobium is used mostly in alloys, the largest part in special steel such as that used in gas pipelines.

RARE EARTH ELEMENT (LANTHANIDES)	LIGHT REE’S	La	La2O3	Lanthanum	Ceramic glazes, high quality optical glass, camera lenses, microwave crystals, ceramic capacitors.
		Ce	Ce2O3	Cerium	Glass polishing, petroleum cracking catalysts, alloys - with iron for sparking flints for lighters, with aluminium, magnesium and steel for improving heat and strength properties, radiation shielding.
		Pr	Pr2O3	Praseodymium	Yellow ceramic pigments, tiles, ceramic capacitors. With neodymium in combination for goggles to shield glass makers against sodium glare, permanent magnets, cryogenic refrigerant.
		Nd	Nd2O3	Neodymium	Ceramic capacitors, glazes and coloured glass, lasers, high strength permanent magnets as neodymium-iron-boron alloy, petroleum cracking catalysts.
		Pm	Pm2O3	Promethium	Radioactive promethium in batteries to power watches, guided missile instruments.
		Sm	Sm2O3	Samarium	In highly magnetic alloys for permanent magnet as Samarium-Cobalt alloy; probably will be superseded by neodymium. Glass lasers. Reactor control and neutron shielding.
	HEAVY REE’S	Eu	Eu2O3	Europium	Control rods in nuclear reactors. Coloured lamps, cathode ray tubes. Red phosphor in TV tubes.
		Gd	Gd2O3	Gadolinium	Solid state lasers, constituent of computer memory chips, high temperature refractories.
		Tb	Tb2O3	Terbium	Cathode ray tubes, magnets, optical computer memories; hard disk components.
		Dy	Dy2O3	Dysprosium	Controls nuclear reactors. Alloyed with neodymium for permanent magnets. Catalysts.
		Ho	Ho2O3	Holmium	Controls nuclear reactors; catalysts; refractories.
		Er	Er2O3	Erbium	In ceramics to produce a pink glaze; infra-red absorbing glasses.
		Tm	Tm2O3	Thulium	X-ray source in portable X-ray machines.
		Yb	Yb2O3	Ytterbium	Practical values presently unknown. Research.
		Lu	Lu2O3	Lutetium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for colour television, superconductors.
		Y	Y2O3	Yttrium	Deoxidiser in stainless steel production, rechargeable batteries, medical uses, red phosphors for TV.

		Hf	HfO2	Hafnium	Hafnium is used in filaments, electrodes, and semiconductor fabrication processes for circuits

Table 1: Strategic Metals, including Rare Earth Elements and their common usage